UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: December 31, 2010

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                          [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Avenue SE
                           Cedar Rapids IA 52401

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized to
submit it, that all information contained herein is true, correct and complete,
and that it is understood that all required items, statements, schedules, lists, and
tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Kevin W. Helbing
Title: Controller
Phone: 319 286-2533

Signature, Place and Date of Signing:

/s/ Kevin W. Helbing   Cedar Rapids,   IA   2/1/2011
Kevin W. Helbing

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting
manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report,
and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for
this reporting manager are reported in this report and a portion are
reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 60

Form 13F Information Table Value Total: $ 146,475 (in thousands)

List of Other Included Managers: NONE

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
AT&T Inc	Common	00206R-10-2	2,942	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824-10-0	9,822	205,000	SH		Sole		205,000		
AbitibiBowater, Inc	Common	003687-20-9	838	35,406	SH		Sole		35,406		
Agilysys Inc	Common	00847J-10-5	1,190	211,187	SH		Sole		211,187		
Alliant Energy Corporation	Common	018802-10-8	4,495	122,200	SH		Sole		122,200		
American Strategic	Common	030099-10-5	237	50,840	SH		Sole		50,840		
BCE Inc	Common	05534B-76-0	526	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E-10-6	783	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505-10-4	1,869	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437-10-5	1,026	31,400	SH		Sole		31,400		
Boeing Company	Common	097023-10-5	4,895	75,000	SH		Sole		75,000		
CF Industral Inc Holdings	Common	125269-10-0	412	3,046	SH		Sole		3,046		
CIT Group Inc	Common	125581-80-1	2,594	55,065	SH		Sole		55,065		
Cincinnati Financial Corp	Common	172062-10-1	10,150	320,276	SH		Sole		320,276		
ConocoPhillips	Common	20825C-10-4	685	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021-10-6	8,600	78,180	SH		Sole		78,180		
Dean Foods Company	Common	242370-10-4	71	8,000	SH		Sole		8,000		
Deere & Company	Common	244199-10-5	1,661	20,000	SH		Sole		20,000		
Del Monte Foods Co	Common	24522P-10-3	378	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543-10-3	5,803	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C-10-5	2,639	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011-10-4	721	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G-10-2	2,925	40,000	SH		Sole		40,000		
Federal-Mogul Corporation	Common	313549-40-4	794	38,457	SH		Sole		38,457		
Fidelity National Information	Common	31620M-10-6	267	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R-10-5	303	22,201	SH		Sole		22,201		
Frontier Communications Corp	Common	35906A-10-8	130	13,439	SH		Sole		13,439		
Arthur J Gallagher & Co	Common	363576-10-9	300	10,321	SH		Sole		10,321		
General Electric Company	Common	369604-10-3	5,030	275,000	SH		Sole		275,000		
GenOn Energy Inc	Common	37244E-10-7	305	80,347	SH		Sole		80,347		
H J Heinz Company	Common	423074-10-3	2,226	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516-10-6	1,861	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060-10-0	892	16,000	SH		Sole		16,000		
Intel Corporation	Common	458140-10-0	840	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H-10-0	2,449	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160-10-4	1,857	30,000	SH		Sole		30,000		
Medtronic Inc	Common	585055-10-6	927	25,000	SH		Sole		25,000		
Merck & Co Inc	Common	58933Y-10-5	208	5,767	SH		Sole		5,767		
Newell Rubbermaid Inc	Common	651229-10-6	832	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086-10-7	1,997	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223-10-4	3,472	254,690	SH		Sole		254,690		
PepsiCo Inc	Common	713448-10-8	1,306	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081-10-3	700	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078-10-0	291	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718-10-9	4,888	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263-10-5	833	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A-10-4	594	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259-20-6	2,672	40,000	SH		Sole		40,000		
Schlumberger Limited	Common	806857-10-8	2,505	30,000	SH		Sole		30,000		
Spectra Energy Corporation	Common	847560-10-9	2,353	94,096	SH		Sole		94,096		
Treehouse Foods Inc	Common	89469A-10-4	493	9,652	SH		Sole		9,652		
U S Bancorp	Common	902973-30-4	19,358	717,784	SH		Sole		717,784		
United Continental Holdings Inc	Common	910047-10-9	1	51	SH		Sole		51		
Vectren Corporation	Common	92240G-10-1	676	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V-10-4	2,004	55,997	SH		Sole		55,997		
Wells Fargo & Company	Common	949746-10-1	7,753	250,086	SH		Sole		250,086		
Windstream Corporation	Common	97381W-10-4	180	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W-10-8	7,614	230,523	SH		Sole		230,523		
Xcel Energy, Inc.	Common	98389B-10-0	2,119	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185-10-6	183	9,189	SH		Sole		9,189		

| Report Summary | Data Records 60 | | 146,475 | | | | 0 other managers on whose behalf report is filed | | | | |